
05060013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 0 6 2005
WASH, D.C. 185 SECTION

Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission File Number 001-09526

Full title of plan and the address of the plan:

BHP USA Retirement Savings Plan
1360 Post Oak Blvd., Suite 150
Houston, Texas 77056-3020

Name of the issuer of the held securities held pursuant to the plan and the address of its principal executive office:

BHP BILLITON LIMITED

ABN 49 004 028 077

180 Lonsdale Street

Melbourne, Victoria 3000

Australia


PROCESSED
JUL 0 8 2005
THOMSON
FINANCIAL

Employer Identification Number: 94-3112677

Plan Number: 333



SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the BHP USA Retirement Advisory Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: June 15, 2005

BHP USA Retirement Savings Plan

By: 

Howard Spiegel
BHP USA Retirement
Advisory Committee Member

BHP USA RETIREMENT SAVINGS PLAN

Index

All other supplemental schedules ordinarily required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974 have been omitted because they are not applicable in this case.


KraftCPAs
PLLC

Report of Independent Registered Public Accounting Firm

To Participants and BHP USA Retirement Advisory Committee of
BHP USA Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the BHP USA Retirement Savings Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements referred to above taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
June 15, 2005

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network



Report of Independent Registered Public Accounting Firm

The BHP USA Retirement Advisory Committee of the
BHP USA Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the BHP USA Retirement Savings Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Houston, Texas
June 17, 2004



BHP USA RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:		
Investments, at fair value	$ 253,446,252	$ 236,182,630
Other receivables	—	244,482
Total Assets	253,446,252	236,427,112
Liabilities:		
Other payables	73,268	127,726
Net assets available for benefits	$ 253,372,984	$ 236,299,386

See accompanying notes to financial statements.

BHP USA RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

	2004	2003
ADDITIONS		
Additions to net assets attributed to:		
Investment income:		
Interest and dividends	$ 6,103,454	$ 5,335,749
Net appreciation in fair value of investments	14,345,237	35,562,806
Total Investment Income	20,448,691	40,898,555
Contributions:		
Employee	8,546,464	7,530,448
Participating companies	5,486,691	4,826,437
Rollovers - other	1,958,522	1,923,637
Rollovers from affiliated plans	39,643	92,795
Total Contributions	16,031,320	14,373,317
TOTAL ADDITIONS	36,480,011	55,271,872
DEDUCTIONS		
Benefits paid	(19,186,814)	(15,172,131)
Administrative expenses	(143,415)	(26,542)
Rollovers to affiliated plans	(76,184)	—
TOTAL DEDUCTIONS	(19,406,413)	(15,198,673)
Net Increase	17,073,598	40,073,199
Net assets available for benefits:		
Beginning of year	236,299,386	196,226,187
End of year	$ 253,372,984	$ 236,299,386

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the BHP USA Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan provides retirement benefits for regular salaried employees of BHP Holdings (Operations), Inc. (BHP), and adopting subsidiaries and affiliates of the parent company, BHP Billiton Limited (formerly BHP Limited) (collectively, the Participating Companies), on their date of hire. Effective January 1, 2004, the Participating Companies are BHP Base Metals Management Co., BHP Billiton Limited, BHP Billiton Minerals Pty Ltd., BHP Transport and Logistics Pty Ltd., BHP Copper Inc., BHP Hawaii Inc., BHP Minerals Service Company, BHP Nevada Mining Company, BHP Nevada Railroad Company, BHP Petroleum (Americas) Inc., BHP Petroleum Americas Refining Inc., BHP Steel Americas Inc., Broken Hill Proprietary (USA) Inc., BSI Commodities Inc. and San Manuel Arizona Railroad Company.

The Plan is a multiple-employer profit-sharing plan with a 401(k) directed feature qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan was amended and restated effective January 1, 2002, and has been subsequently amended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Administration

BHP is the Plan's sponsor. Vanguard Fiduciary Trust Company (Vanguard) serves as Trustee for the Plan, and Vanguard Group, Inc. serves as record keeper for the Plan. Certain duties on behalf of the Plan's sponsor and the Participating Companies are carried out by the BHP USA Retirement Advisory Committee (the Committee). The Committee members are each appointed by the boards of directors of the Participating Companies.

(c) Contributions

All new employees are automatically enrolled in the Plan based on a pre-tax contribution rate of 6% unless the employee elects to waive immediate automatic enrollment.

Participants may make contributions to the Plan on a pre-tax and/or after-tax basis through payroll withholding of any whole percentage up to 50% of their eligible earnings, subject to limitations set by law. Participants are permitted to change the rate of their contribution upon request. The Participating Companies match 100% of the first 6% of eligible earnings contributed to the Plan by their participants for each payroll period. In addition, all eligible employees who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations within, the Code. Such catch-up contributions are also eligible for matching.

(1) Description of Plan (Continued)

(c) Contributions (Continued)

Effective July 1, 2004, the Participating Companies shall make Employer Funded Contributions to the Plan on behalf of eligible participants. Eligible participants are participants who (i) are hired, rehired or transferred to the payroll of a Participating Company on or after July 1, 2004, or (ii) elect to receive contributions under the Employer Funded Account in lieu of continuing to accrue benefit service under the BHP USA Retirement Income Plan, provided such participant is not concurrently accruing benefit service under any defined benefit plan sponsored by the affiliated group of employers. The Employer Funded Contribution shall be made in an amount equal to 8.5% of each eligible participant's pay, plus 5.7% of each participant's pay in excess of the social security taxable wage base for the year, for each payroll period.

Rollover contributions from other qualified plans are also allowed.

(d) Investment Options

Effective May 15, 2004, the Plan offers eight mutual funds and a common/collective trust fund as investment options to participants. Additionally, the Plan offers a brokerage account investment option in which participants can select from a large number of mutual funds and individual securities such as common stock and bonds. Prior to May 15, 2004, the Plan offered as investment options seven mutual funds, American Depository Receipts of BHP Billiton Limited (BHP ADRs), and a common/collective trust fund. The Plan also utilizes a money market fund to facilitate Plan transactions. Participants may change their investment options at any time.

(e) Participant Accounts

Under the Plan, each participant's account is credited with the participant's contributions, the Participating Companies' contributions, and an allocation of investment income (loss), net of administrative expenses. Investment income (loss) allocations are based on the performance of the funds in which the participant has directed his or her accounts to be invested. The benefit to which a participant is entitled is the benefit that can be provided from a participant's account.

(f) BHP ADRs Voting Rights

Prior to May 15, 2004, each participant was entitled to exercise voting rights attributable to the shares of the BHP ADRs allocated to his or her account, and to be notified by the Trustee prior to the time that such rights were to be exercised. The Trustee was not permitted to vote any shares for which instructions were not given by the participant.

(1) Description of Plan (Continued)

(g) Vesting and Forfeitures

Participants are 100% vested in all amounts allocated to their participant accounts. Therefore, there are no current forfeited balances.

However, the Plan has forfeitures that became available in earlier Plan years prior to the date of a previous Plan amendment, pursuant to which all participant accounts became 100% vested. The forfeitures can reduce future Participating Companies' in-service contributions and Plan expenses. At December 31, 2004 and 2003, the Plan has forfeitures available of $2,890,165 and $2,931,140, respectively. The Company has been using these forfeitures during the 2005 Plan year to reduce Employer contributions and to pay Plan expenses.

(h) In-Service Withdrawals

A participant may take an in-service withdrawal of all or any portion of the balance in his or her after-tax account and or rollover account as well as certain grandfathered Company contribution and tax deductible retirement accounts as described in the supplements to the Plan document. Once age 59 1/2 is attained, a participant may withdraw some or all of the vested amounts in his or her account. Certain participants, as specified in the supplements to the Plan document, may make a hardship withdrawal from the their pretax accounts and/or Participating Companies contribution account. A hardship withdrawal shall only be made in the event of a financial need constituting a hardship.

(i) Loans

Participants may borrow from the vested portions of their account balances a minimum of $1,000 to a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last 12 months or (b) 50% of their account balances. No more than one loan is allowed per account at any given time. The loans bear interest at a rate equal to *The Wall Street Journal* prime rate plus 1%. Loans must be repaid within five years for general loans and 10 years for loans used to purchase a primary residence. Loan repayments are made through payroll deductions.

(j) Benefit Distributions

Upon retirement or other termination of employment, the participant may receive the value of the vested interest in his or her account as a lump-sum distribution in cash. Prior to May 15, 2004, to the extent that a participant's account balance was invested in BHP ADRs, he or she could have requested payment in the form of BHP ADRs.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits are recorded when paid.

(2) Summary of Significant Accounting Policies (Continued)

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Investments are reported at fair value. Mutual funds, BHP ADRs, and investments within the brokerage account, are valued based on quoted market prices. The Retirement Savings Trust is a common/collective trust fund that invests primarily in investment contracts issued by life insurance companies, banks and other financial institutions. The common/collective trust fund is valued daily based on the fair value of the underlying securities. For the years ended December 31, 2004 and 2003, the average yield for the Retirement Savings Trust was 3.93% and 4.25%, respectively. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded as earned, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains (losses) on investments sold during the year and unrealized appreciation (depreciation) of the investments held at the end of the year.

(d) Participant-Directed Investments

The following table presents investments that represent 5% or more of the Plan's net assets for December 31, 2004 and 2003:

	2004	2003
Vanguard 500 Index Fund	$ 44,823,395	$ 35,036,342
Vanguard Balanced Index Fund	75,510,299	71,266,474
Vanguard Growth Index Fund	24,699,883	24,240,000
Vanguard Retirement Savings Trust	46,610,190	44,950,356
Vanguard Value Index Fund	15,032,158	—
Managers Special Equity	14,968,458	—
American Depository Receipts of BHP Billiton Limited	—	13,185,098

(2) Summary of Significant Accounting Policies (Continued)

(d) Participant-Directed Investments (Continued)

During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2004	2003
Equity securities	$ (962,782)	$ 5,813,018
Mutual funds	15,308,019	29,749,788
	$ 14,345,237	$ 35,562,806

(e) Administrative Expenses

Expenses related to the administration of the Plan may be paid by the Participating Companies or by the Plan. During 2004 and 2003, administrative fees of $137,690 and $15,500, respectively, were funded through forfeitures.

The Participating Companies paid all other Trustee fees, annual participant fees, and substantially all costs incidental to administering the Plan. Participants are charged a nominal fee to cover the cost of processing new loans.

(3) Rollovers To/From Affiliated Plans

If a participant in the BHP New Mexico Coal 401(k) Personal Savings Plan (an affiliated plan of the Employer) ceases active participation in such plan and becomes an active participant in this Plan, his or her accounts under such other plan may be rolled over to the Plan, at the participant's election and vice versa. During 2004 and 2003, $39,643 and $92,795, respectively, was rolled over to the Plan from the BHP New Mexico Coal 401(k) Personal Savings Plan. During 2004, $76,184 was rolled over from the Plan to the BHP New Mexico Coal 401(k) Personal Savings Plan.

(4) Risks and Uncertainties

At December 31, 2004, Vanguard Fiduciary Trust Company holds all of the Plan's investments in mutual funds, a brokerage fund, and a common/collective trust fund. Vanguard is highly regarded by various investor services. The investments are comprised of various diversified underlying securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Because of the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could be unfavorable.

(5) Federal Income Taxes

The Plan obtained its latest determination letter on September 8, 1998 in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6) Plan Termination

Under the terms of the Plan, BHP has the right at any time to terminate the Plan. Upon termination of the Plan, the Trustee will adjust the benefits of all participants in accordance with the regulations and rulings of the IRS. After all such adjustments have been made, the Trustee would then commence distribution as directed by the Committee.

(7) Related-Party Transactions

Certain Plan investments are shares of mutual funds and a common/collective trust fund managed and distributed by Vanguard, the Trustee, and a party-in-interest with respect to the Plan. In addition, the Plan provides for investment in BHP ADRs (prior to May 15, 2004) and participant loans, which also qualify as party-in-interest transactions. These transactions are covered by exemptions from the "prohibited transaction" provisions of ERISA and the Code.

(8) Reconciliation of Financial Statements to Form 5500

There were no differences between the numbers reported in the financial statements and the Form 5500 as of December 31, 2004. The following is a reconciliation of net assets available for benefits as reported in the financial statements and the Form 5500 as of December 31, 2003:

Net assets available for benefits per the financial statements	$ 236,299,386
Less amounts payable at December 31, 2003	(283,579)
Net assets available for benefits per Form 5500	$ 236,015,807

(8) Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of benefits paid as reported in the financial statements and the Form 5500 for the year ended December 31, 2003:

Benefits paid to participants per the financial statements	$	15,172,131
Add amounts payable at December 31, 2003		283,579
Benefits paid to participants per Form 5500	$	15,455,710

Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

SUPPLEMENTAL SCHEDULE

BHP USA RETIREMENT SAVINGS PLAN

Employer Identification Number: 94-3112677

Plan Number: 333

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
		Mutual funds:		
	American Funds	Euro Pacific Growth Fund; R-4 Shares	**	$ 10,711,729
	CRM	Mid Cap Value Fund Institutional Shares	**	3,652,127
	Managers	Special Equity Fund	**	14,968,458
*	Vanguard Fiduciary Trust Company	Vanguard 500 Index Fund	**	44,823,395
*	Vanguard Fiduciary Trust Company	Vanguard Balanced Index Fund	**	75,510,299
*	Vanguard Fiduciary Trust Company	Vanguard Growth Index Fund	**	24,699,883
*	Vanguard Fiduciary Trust Company	Vanguard Total Bond Market Index Fund	**	7,208,032
*	Vanguard Fiduciary Trust Company	Vanguard Value Index Fund	**	15,032,158
		Brokerage option:		
*	Vanguard Fiduciary Trust Company	VGI Brokerage Option	**	7,651,939
		Common/collective fund:		
*	Vanguard Fiduciary Trust Company	Vanguard Retirement Savings Trust	**	46,610,190
*	Participant loans	Participant loans: Interest rates ranging from 5.00% to 10.00%, secured by 50% of the respective participants' vested account balance	0	2,578,042
				$ 253,446,252

*Indicates a party-in-interest.

**Cost not required to be presented for participant-directed investments.

See accompanying report of independent registered public accounting firm.

BHP USA RETIREMENT SAVINGS PLAN

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm (for December 31, 2004 Plan Year)
23.2	Consent of Independent Registered Public Accounting Firm (for December 31, 2003 Plan Year)

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To Participants and BHP USA Retirement Advisory Committee of
BHP USA Retirement Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-100496) on Form S-8 of BHP Billiton Limited of our report dated June 15, 2005 with respect to the Statement of Net Assets Available for Benefits of the BHP USA Retirement Savings Plan as of December 31, 2004, the Statement of Changes in Net Assets Available for Benefits for the year then ended, the Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 11-K of the BHP USA Retirement Savings Plan.

KraftCPAs PLLC

Nashville, Tennessee
June 15, 2005

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The BHP USA Retirement Advisory Committee of the
BHP USA Retirement Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 33-377364) on Form S-8 of BHP Billiton Limited of our report dated June 17, 2004 with respect to the statement of net assets available for benefits of the BHP USA Retirement Savings Plan as of December 31, 2003 and the statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2004 Annual Report on Form 11-K of the BHP USA Retirement Savings Plan.

KPMG LLP

Houston, Texas
June 29, 2005